                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 31)

                              Adia Services, Inc.
- -----------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.25 per share
- -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  006874 10 1
         ----------------------------------------------------------
                                 (CUSIP Number)

                                  John Bowmer
                                   Adia S.A.
  100 Redwood Shores Parkway, Redwood City, California  94065  (415) 610-1000
- -----------------------------------------------------------------------------
              (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)

                                January 6, 1995
         ----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement  [ ].





                              (Page 1 of 9 Pages)

                                  SCHEDULE 13D

  CUSIP NO.    006874 10 1


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Adia Holdings Incorporated

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                     (b)  [ ]


  3    SEC USE ONLY


  4    SOURCE OF FUNDS
                   AF


  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]


  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

                       7       SOLE VOTING POWER



   NUMBER OF SHARES    8       SHARED VOTING POWER
     BENEFICIALLY
    OWNED BY EACH                       10,232,348 (cancelled in merger)
   REPORTING PERSON
         WITH
                       9       SOLE DISPOSITIVE POWER



                       10      SHARES DISPOSITIVE POWER

                                        10,232,348 (cancelled in merger)


  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   10,232,348 (cancelled in merger)

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  [ ]


  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   100%

  14      TYPE OF REPORTING PERSON

                   CO





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
                                  SCHEDULE 13D

  CUSIP NO.    006874 10 1


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Adia S.A.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                     (b)  [ ]


  3    SEC USE ONLY


  4    SOURCE OF FUNDS
                   WC

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]


  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Switzerland

                       7       SOLE VOTING POWER



   NUMBER OF SHARES    8       SHARED VOTING POWER
     BENEFICIALLY
    OWNED BY EACH                       10,232,348 (cancelled in merger)
   REPORTING PERSON
         WITH
                       9       SOLE DISPOSITIVE POWER



                       10      SHARES DISPOSITIVE POWER

                                        10,232,348 (cancelled in merger)


  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   10,232,348 (cancelled in merger)

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  [ ]


  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   100%

  14      TYPE OF REPORTING PERSON

                   HC





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
                                  SCHEDULE 13D

  CUSIP NO.    006874 10 1


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Klaus J. Jacobs Holding AG

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                     (b)  [ ]


  3    SEC USE ONLY


  4    SOURCE OF FUNDS
                   AF

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]


  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Switzerland

                       7       SOLE VOTING POWER



   NUMBER OF SHARES    8       SHARED VOTING POWER
     BENEFICIALLY
    OWNED BY EACH                       10,232,348 (cancelled in merger)
   REPORTING PERSON
         WITH
                       9       SOLE DISPOSITIVE POWER



                       10      SHARES DISPOSITIVE POWER

                                        10,232,348 (cancelled in merger)


  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   10,232,348 (cancelled in merger)

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  [ ]


  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   100%

  14      TYPE OF REPORTING PERSON

                   HC





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
                                  SCHEDULE 13D

  CUSIP NO.    006874 10 1


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Klaus J. Jacobs

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                     (b)  [ ]


  3    SEC USE ONLY


  4    SOURCE OF FUNDS
                   AF

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]


  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Switzerland

                       7       SOLE VOTING POWER



   NUMBER OF SHARES    8       SHARED VOTING POWER
     BENEFICIALLY
    OWNED BY EACH                       10,232,348 (cancelled in merger)
   REPORTING PERSON
         WITH
                       9       SOLE DISPOSITIVE POWER



                       10      SHARES DISPOSITIVE POWER

                                        10,232,348 (cancelled in merger)


  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   10,232,348 (cancelled in merger)

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  [ ]


  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   100%

  14      TYPE OF REPORTING PERSON

                   IN





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         Amendment to Schedule 13D

         Pursuant to a Joint Filing Agreement and Power of Attorney dated March 28, 1994 by and between Adia Holdings Incorporated, a Delaware corporation ("Holdings"), Adia S.A., a Swiss corporation ("Adia"), Klaus J. Jacobs Holding AG (formerly known as K.J. Jacobs Holding AG, formerly known as JAA Holding), a Swiss corporation ("KJJ") and Klaus J. Jacobs, a Swiss citizen ("Jacobs"), and in accordance with Item 101 of Regulation S-T, Holdings, Adia, KJJ and Jacobs (each, a "Reporting Person," and collectively, the "Reporting Persons") hereby amend and supplement as Amendment No. 31 the amended and restated Statement on
Schedule 13D filed by the Reporting Persons as Amendment No. 24 on March 29, 1994, as amended by Amendment No. 25 thereto on July 25, 1994, Amendment No. 26 thereto on September 27, 1994, Amendment No. 27 thereto on October 18, 1994, Amendment No. 28 thereto on November 16, 1994, Amendment No. 29 thereto on November 30, 1994, and Amendment No. 30 thereto on December 2, 1994 (as so amended, the "Statement"), with respect to shares of Common Stock, par value $.25 per share (the "Common Stock"), of Adia Services, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 31 supplements and, to the extent inconsistent therewith, amends the information set forth in the Statement.


Item 1.  Security and Issuer.

         Item 1 of the Statement is hereby amended and supplemented by adding to the end thereof the following:

                 "The Common Stock of the Issuer, to which this Statement relates, has been cancelled, and the Issuer has ceased to exist (see
         Item 4.  Purpose of Transaction, below).

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of the Statement is hereby amended and supplemented by adding to the end thereof the following:

                 "In the merger (as described in Item 4 below), Holdings exchanged one share of Common Stock of the Issuer for (i) one American Depositary Share ("ADS") representing one-eighth of one bearer share of Adia, nominal value Sfr. 10.00 per share ("Adia Share") and (ii) $16.42 in cash. Based on such terms, the aggregate amount of cash funds used by Holdings was approximately $46 million."

Item 4.  Purpose of Transaction.

         Item 4 of the Statement is hereby amended and supplemented by adding to the end thereof the following:

                 "On January 6, 1995, the Issuer was merged with and into Holdings, a wholly-owned subsidiary of Adia. In the merger, Adia acquired the approximately 19% of the Issuer it did not previously own. The merger consideration per share of the Issuer's Common Stock was (i) $16.42 and (ii) one ADS representing one-eighth of one Adia Share. As a result of the merger, the Issuer no longer exists, and shares of the Issuer's Common Stock are no longer are traded on NASDAQ. Holdings survived the merger and was renamed Adia Services, Inc. The ADSs commenced trading on NASDAQ on Monday, January 9, 1995."





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
Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Statement is hereby amended and supplemented by adding to the end thereof the following:

                 "In the merger (as described in Item 4 above) Holdings acquired (and, through their direct or indirect ownership interest in Holdings, the other Reporting Persons may be deemed to have acquired beneficial ownership of) all the outstanding shares of the Issuer's Common Stock, which were then cancelled, and the Issuer was merged with and into Holdings."


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         Item 6 of the Statement is hereby amended and supplemented by adding to the end thereof the following:

                 "On January 6, 1995, the Issuer was merged with and into Holdings, a wholly-owned subsidiary of Adia. In the merger, Adia acquired the approximately 19% of the Issuer it did not previously own. The merger consideration per share of the Issuer's Common Stock was (i) $16.42 and (ii) one ADS representing one-eighth of one Adia Share. As a result of the merger, the Issuer no longer exists, and shares of the Issuer's Common Stock are no longer are traded on NASDAQ. Holdings survived the merger and was renamed Adia Services, Inc. The ADSs commenced trading on NASDAQ on Monday, January 9, 1995."

Item 7.  Material to be Filed as Exhibits

         Item 7 of the Statement is hereby amended and supplemented by adding the following exhibit to the end thereof:

         Exhibit T        Press Release by Adia S.A. and Adia Services, Inc.,
                          dated January 9, 1995.





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
                                  SIGNATURES:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                ADIA HOLDINGS INCORPORATED



Date:  January 10, 1995                         By:     /s/ Martin Wettstein
                                                   ----------------------------
                                                Name:   Martin Wettstein
                                                Title:  Attorney-in-Fact
                                                        for Adia Holdings
                                                        Incorporated



                                                ADIA S.A.



Date:  January 10, 1995                         By:     /s/ Martin Wettstein
                                                   ----------------------------
                                                Name:   Martin Wettstein
                                                Title:  Attorney-in-Fact
                                                        for Adia S.A.



                                                KLAUS J. JACOBS HOLDING AG



Date:  January 10, 1995                         By:     /s/ Martin Wettstein
                                                   ----------------------------
                                                Name:   Martin Wettstein
                                                Title:  Attorney-in-Fact
                                                        for Klaus J. Jacobs
                                                        Holding AG



                                                 KLAUS J. JACOBS



Date:  January 10, 1995                          By:     /s/ Martin Wettstein
                                                    ---------------------------
                                                 Name:   Martin Wettstein
                                                 Title:  Attorney-in-Fact
                                                         for Klaus J. Jacobs




                              (Page 8 of 9 Pages)

                                   EXHIBIT T


Contact:

Peter Pfister
Chief Financial Officer
Adia S.A.
100 Redwood Shores Parkway
Redwood City,  California 94065
(415) 610-1000

National, International and Analysts Wires


Redwood City, California, January 9, 1995 - Adia S.A. (Swiss Stock Exchanges and NASDAQ (ADRs) - "Adia") and Adia Services, Inc. ("ASI") announced the consummation of the merger of ASI into a wholly-owned subsidiary of Adia whereby Adia acquired the approximately 19% of ASI it did not previously own. The merger consideration per share of ASI Common Stock was (i) $16.42 and (ii) one American Depositary Share ("ADS") representing one-eighth of one bearer share, nominal value Sfr 10.00 per share of Adia S.A. As a result of the merger, shares of ASI Common Stock are no longer traded on NASDAQ, and American Depositary Receipts evidencing the ADSs will commence trading on NASDAQ on Monday, January 9, 1995.

John Bowmer, CEO of Adia and ASI said: "Adia is extremely pleased to have concluded this merger and to have Adia's ADSs trading in the United States. These events will help Adia achieve its strategic goals of providing the best possible services to customers at most competitive prices, and enhance the ability of the Adia family of companies to pursue an optimal financial and operating strategy throughout the world."

Adia provides personnel services to businesses worldwide through its network of over 1,000 offices operating in 28 countries. Adia's staffing services include temporary help, placement of permanent employees, outplacement, and training and testing of temporary and permanent workers.





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